SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. ))

                                 EUROTECH, LTD.
--------------------------------------------------------------------------------

                                (Name of issuer)

                         COMMON STOCK, $0.0025 par value

--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    298796103
--------------------------------------------------------------------------------
                                 (CUSIP number)

         Samuel M. Krieger, Esq., 39 Broadway, New York, New York 10006
--------------------------------------------------------------------------------


                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 29, 2005
--------------------------------------------------------------------------------


             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|
..

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

               (Continued on following pages) (Page 1 of 5 Pages)
--------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 379337108                   13D                      Page 2 of 5 Pages


1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ ]

                 SOUTHSHORE CAPITAL FUND LTD. ("Reporting Entity")
                 EIN No.            N/A

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

  3     SEC USE ONLY

  4     SOURCE OF FUNDS
                             WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Reporting Entity:          Cayman  Islands

                         7  SOLE VOTING POWER
NUMBER OF
SHARES                                        5,935,462

BENEFICIALLY             8  SHARED VOTING POWER
OWNED BY
                                                     -0-

EACH                     9  SOLE DISPOSITIVE POWER
REPORTING
                                              5,935,462

PERSON WITH             10  SHARED DISPOSITIVE POWER

                                                     -0-


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              5,935,462


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     5.93% (See Item 5(a) below)

  14    TYPE OF REPORTING PERSON

                                              Reporting Entity:               CO

                                                               Page 3 of 5 Pages

ITEM 1. Security and Issuer

                  Common Stock, $0.00025 par value
                  EUROTECH, LTD.
                  10306 Eaton Place
                  Fairfax, VA 22030

ITEM 2. Identity and background:

            1.    Reporting Entity

            a.    Southshore Capital Fund Ltd.
            b.    c/o Lion Corporate Services
                  No. 27 Cumberland House,
                  P.O. Box NB-10818,
                  Cumberland Street,
                  Nassau, the Bahamas
            c.    State of Organization: Cayman Islands
                  Principal Business: Investments
            d.    None
            e.    None

            Name of Executive Officers and Principal Members of Reporting Entity

            a.    Livingstone Asset Management Ltd.
            b.    c/o Harbour House, Waterfront Drive
                  P.O. Box 972 Road Town,
                  Tortola, British Virgin Islands
            c.    Investment Adviser
            d.    None
            e.    None
            f.    Bahamas

            a.    Discovery Management Ltd.
            b.    Harbour House, Waterfront Drive
                  P.O. Box 972
                  Road Town, Tortola, British Virgin Islands
            c.    Director of Reporting Entity
            d.    None
            e.    None
            f.    British Virgin Islands

                                                               Page 4 of 5 Pages

            a.    Navigator Management Ltd.
            b.    Harbour House, Waterfront Drive
                  P.O. Box 972
                  Road Town, Tortola, British Virgin Islands
            c.    Director of Reporting Entity
            d.    None
            e.    None
            f.    British Virgin Islands

            a.    David Sims
            b     Harbour House, Waterfront Drive
                  P.O.Box 972 Road Town,
                  Tortola, British Virgin Islands.
            c.    Director of Investment Adviser
            d.    None
            e.    None
            f.    United Kingdom


ITEM 3. Source and Amount of Funds or Other Consideration

            Source:           Working capital of Reporting Entity
            Amount:           $ 150,649.29


ITEM 4. Purpose of Transaction

            The Shares deemed to be beneficially owned by the Reporting Entity were originally acquired for investment purposes. A meeting of shareholders, as mandated by law has not been called by the existing management of the Issuer for more than 24 months. No required periodic reports have been filed with the SEC, for in excess of 24 months. There is no current financial information on the Issuer available to shareholders or potential investors, hampering trading in the the outstanding common stock. By letter dated May 4, 2005, the Reporting Entity has requested that it be provided with a list of shareholders, and the required books and records under the DC Code. Based on the information provided by the Issuer, the Reporting Entity will determine whether to seek a change in the current Board of Directors and management of Issuer.

ITEM 5. Interest in Securities of Issuer

            a.&b. All of the information given below is as of May 2, 2005. Since current shareholder information is unavailable, percentages are based on information that the maximum number of authorized shares of Common Stock that may be issued is 100,000,000.In the Company's last Form 10-QSB filed on July 10, 2003 , it reported that there were 98,455,773 shares issued and outstanding at March 31, 2003.

Name                         Total Shares               Per Cent

Reporting Entity             5,935,462                  5.93%

            c. The Reporting Entity expressly disclaims any beneficial interest in the shares held by any other entity or persons, and has no right to direct the voting or disposition of such shares.

            None of the executive officers, directors or other persons controlling Reporting Entity owns any shares of the Issuer or has the power to direct the voting or disposition of any shares of the Issuer.

            During the 60 days prior to the filing of this Schedule 13D, the Reporting Entity has not bought or sold any shares of Common Stock of the Issuer except as follows:

                                                               Page 5 of 5 Pages

Date              Transaction               No. of Shares             Price
----              -----------               -------------             -----
2/28/05           Buy                       125,000                   0.0227
3/2/05            Buy                       424,000                   0.023
3/3/05            Buy                       561,200                   0.0249
3/10/05           Buy                       386,000                   0.0244
311/05            Buy                       601,000                   0.0279
3/14/05           Buy                       417,000                   0.0319
3/16/05           Buy                       100,000                   0.0269
3/17/05           Buy                       108,550                   0.0236
4/25/05           Buy                       320,000                   0.0246
4/29/05           Buy                       840,462                   0.0287
5/2/05            Buy                       295,000                   0.0279

            d.    N/A
            e.    N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                             NONE

ITEM 7. Material to be filed as Exhibits

            Letter from Reporting Entity to Directors of Issuer dated May 4,
2005.

SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 2005                               SOUTHSHORE CAPITAL FUND LTD.
-----------------------
[Date]                                    By: Navigator Management Ltd.-Director




                                          By: /s/
                                              ----------------------------------
Title:
       ----------------------------------



            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

[LOGO OF ZUCKERMAN SPAEDER LLP]

                         1201 CONNECTICUT AVENUE, N.W. WASHINGTON, DC 20036-2638
                         202.778.1800  202.822.8106 fax     www.zuckerman.com

Norman L. Eisen
202.778.1824
neisen@zuckerman.com


                                   May 4, 2005

Board of Directors
Eurotech, Ltd.
10306 Eaton Place, Suite 220
Fairfax, VA  22030

President
Eurotech, Ltd.
10306 Eaton Place, Suite 220
Fairfax, VA  2203

Eurotech, Ltd. Registered Agent
National Corporate Research, Ltd.
1090 Vermont Avenue, N.W.
Washington, D.C. 20005

Mr. Carey Naddell
5155 Suffolk Drive
Boca Raton, FL  33496

Dear Sirs:

      We write on behalf of our client, Southshore Capital Fund Limited ("Southshore"), a holder of in excess of 5% of the outstanding shares of Eurotech, Ltd. ("Eurotech"). For approximately the past two years, Eurotech has failed to make any required filings with the United States Securities and Exchange Commission or provide its shareholders with any information regarding Eurotech's financial condition. Eurotech's persistent disregard of its legal obligations has prompted Southshore, by way of this letter, to demand from Eurotech, information that Southshore is entitled to receive under the D.C. Code.

      First, pursuant to D.C. Code ss. 29-101.45(b), Southshore, as a 5% holder of Eurotech shares, has the right to examine, in person, or by agent or attorney, Eurotech's record of shareholders and to make extracts therefrom. Southshore seeks to obtain this shareholder information in order to be able to communicate with other shareholders as permitted by law. Under the statute, Eurotech is required to maintain these records at its registered office,











BALTIMORE MIAMI NEW YORK TAMPA WASHINGTON, DC WILMINGTON

Eurotech, Ltd.
May 6, 2005
Page 2

principal place of business or at the office of its transfer agent or registrar. We ask that Eurotech make its record of shareholders available to Southshore's agents, on May 9, 2005, at 11:00 a.m., at Eurotech's last known principal place of business, 10306 Eaton Place, Suite 220, Fairfax, VA 22030. Alternatively, if the records are located in another of the locations provided by law, please advise us of that no later than noon on May 6 and we will appear at that location on May 9.

      Second, pursuant to D.C. Code ss. 29-101.45(d), Southshore hereby requests a statement of Eurotech's financial affairs. D.C. Code ss. 29-101.45(d) provides that you must procure such a statement and it must be sworn to by the president, a vice-president, treasurer or an assistant treasurer. In addition, this statement must "embrac[e] a particular account of [Eurotech's] assets and liabilities in detail, and [you must] have the same ready and on file at the registered office of [Eurotech] within 30 days after the presentation of [this] request." D.C. Code ss. 29-101.45(d). The statement must include detailed information regarding the assets and liabilities of Eurotech and compensation paid to directors, officers and employees of Eurotech during that period. The purpose of the request is for Southshore to evaluate its Eurotech investment and make decisions regarding that investment, particularly in light of Eurotech's failure to report or hold annual meetings as required by law.

      Your attention is directed to D.C. Code ss. 29-101.45 (e) which provides for damages and other remedies for any corporation whose officers or agents refuse to provide the information here requested. We also note that, pursuant to D.C. law, directors and officers of corporations may be held personally liable for breaches of their fiduciary duties.

      Please confirm immediately that you will make Eurotech's record of shareholders available to Southshore, on May 9, 2005, at 11:00 a.m., at 10306 Eaton Place, Suite 220, Fairfax, VA 22030 or at another of the locations provided by law and will also provide the statement required under Section
29.101.45 (d) within the 30-day time period required under that statute.


                                           Sincerely,



                                           Norman L. Eisen


cc:      Southshore Capital Fund, Ltd.
         Dr. Randolph Graves
         Mr. Leonid Khotin